Exhibit 99.1

Alterity Therapeutics (NASDAQ:ATHE, ASX:ATH) David Stamler, MD CEO November 2023

Forward Looking Statements This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws . Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially . For a discussion of such risks and uncertainties as they relate to us, please refer to our 2023 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3 , Section D, titled “Risk Factors . ’’ 2

Alterity is dedicated to creating an alternate future for people living with neurodegenerative diseases. Alterity means the state of being different Our goal is to modify the course of disease We’re here to disrupt the trajectory of illness and improve quality of life 3

• Developing disease modifying therapies • ATH434: Novel drug candidate targeting proteins implicated in neurodegeneration of Parkinson’s disease and related disorders • First indication: Multiple System Atrophy (MSA), a parkinsonian disorder with no approved treatment • Orphan Drug designation for MSA in the US and EU • Phase 2 program ongoing • Randomized, double blind study in early - stage MSA • Biomarker trial in more advanced MSA • Strong patent portfolio • Significant R&D experience including 3 neurology drug approvals by FDA Investment Highlights 4

Experienced Leadership Team with Multiple FDA Approvals in Neurology

Alterity THERAPEUTICS

David Stamler, M.D.
Chief Executive Officer

Auspex/Teva | Abbott | Prestwick Xenoport | Fujisawa

- **3 FDA Approvals in Neurology**
- Former CMO, Auspex
- VP, Clinical Development & Therapeutic Head, Movement Disorders, Teva Pharmaceuticals
- Part of Teva's US$3.5 billion acquisition of Auspex in 2015
- Led development of AUSTEDO® (deutetrabenazine) for treatment of Huntington disease and Tardive dyskinesia, both approved in 2017

Kathryn Andrews, CPA
Chief Financial Officer

Antisense Therapeutics | Rio Tinto | Consultant

- Extensive experience advising private and public CFOs, mainly in the biotechnology sector
- Prior CFO and Company Secretary of Antisense Therapeutics Limited
- 15+ years in finance and accounting roles at Rio Tinto Limited and BP Australia Limited

Margaret Bradbury, Ph.D.
VP, Nonclinical Development

Auspex/Teva | Neurocrine | Merck

- Auspex - led strategic planning and program management in Huntington Disease chorea from IND through NDA filing
- Teva - led non-clinical development of several neuroscience programs

Cynthia Wong, M.P.H.
Senior Director, Clinical Operations

Auspex/Teva | Nextwave | Astex | Intermune | Impax Labs

- Clinical Operations leadership at Auspex/Teva.
- Led clinical trial activities for the registration study of AUSTEDO® in Huntington Disease chorea.
- Prior, led Phase 1-3 studies, including registration studies for marketing approval for Quillichew ER, Esbriet and Infergen.

5

Parkinsonian Disorders: A Significant Unmet Need Current therapies treat the symptoms and NOT the underlying pathology of disease PARKINSON’S DISEASE MSA PSP PARKINSONIAN DISORDERS • Parkinsonism is a syndrome of motor symptoms that includes slowed movement, stiffness and tremor 6 • Parkinson’s disease most common cause • Major source of disability • Parkinsonian disorders include Multiple system atrophy (MSA) and Progressive supranuclear palsy (PSP) • Prominent non - motor symptoms • Limited response to available treatments

PARTNER Promising Portfolio in Neurodegenerative Diseases PARTNER PHASE ASSET PARTNER / COLLABORATOR PHASE 2 PHASE 1 NATURAL HISTORY PRE - CLINICAL DISCOVERY INDICATION PROGRAM Multiple System Atrophy Early Stage ATH434 - 201 Multiple System Atrophy Advanced ATH434 - 202 Multiple System Atrophy Natural History Study bioMUSE Parkinson’s Disease ATH434 Neurodegenerative Diseases Drug Discovery 7

The Role of Alpha - Synuclein and Iron in Parkinsonian Disorders 8

Alpha-Synuclein: Critical for Normal Neuron Function



N'
C'

Our Strategy

- Inhibit misfolding and aggregation of intracellular α-synuclein
- Target misfolding α-synuclein by redistributing loosely bound excess iron in areas of pathology
- Address underlying pathology of disease

α-Synuclein

- An intracellular protein critical for normal function of neurons
- Native, unfolded protein enables neurotransmission
- α-synuclein *aggregates* in Parkinson's Disease and Multiple System Atrophy



Health
Disease
Physiological
Oligomers
Fibrils
Molecular species

Sources: Ritchie et al, 2012; DOI:10.4236/health.2012.431175; Bengoa-Vergniory et al, 2017.DOI 10.1007/s00401-017-1755-1

9

Increased Brain Iron in Synuclein-related Diseases

Alterity THERAPEUTICS

Parkinson's disease



Substantia nigra (T)
n = 7
n = 9
Substantia nigra (pc)
n = 8
n = 3
Cerebellum
n = 13
n = 24
*
*
Patients
Healthy
0
10000
20000
30000
nmol iron/g of human brain

Dexter et al. Brain.1991

Advanced Quantitative MRI to measure brain iron



MSA
Control

Courtesy of P. Trujillo, D. Claassen

Multiple System Atrophy



Cerebral cortex
n = 8
n = 11
Caudate nucleus
n = 8
n = 10
*
Putamen (M)
n = 8
n = 10
*
Putamen (L)
n = 8
n = 8
Globus pallidus (M)
n = 8
n = 9
Globus pallidus (L)
n = 8
n = 11
*
Substantia nigra (T)
n = 6
n = 9
*
Cerebellum
n = 8
n = 12
0
10000
20000
30000
nmol iron/g of human brain

10

Sources: Kaindlstorfer, J. Alzheimers Dis. 2018; Rodgers, J Neural Transm (Vienna). 2011 11 Oxidative Stress Neuroinflammation Iron Imbalance Iron: Critical in Disease Pathogenesis α - Synuclein and iron are strong contributors to the pathology of MSA • Adverse impact of excess loosely bound iron • Promotes α - synuclein aggregation • Root cause of oxidative stress which damages intracellular structures and leads to neuroinflammation • Hallmark of MSA pathology • Neuron loss in multiple brain regions • Glial cytoplasmic inclusions (GCI)

Approach: Address Underlying Pathology of Disease Redistribute excess iron in the Central Nervous System Reduce α - synuclein aggregation and Oxidative stress Rescue neuronal function Potential Disease Modifying Therapy for MSA 12

ATH434: Disease Modifying Drug Candidate ATH434 • Small molecule drug candidate that reduces α - synuclein aggregation • Iron chaperone, redistributes loosely bound excess iron in brain • Oral agent (tablet) for ease of use • Readily absorbed, shown to reach site of action in man • Potential to treat various Parkinsonian disorders • Orphan Drug Designation in the US and EU for treatment of MSA • Development pathway endorsed by FDA and EMA 13

Multiple System Atrophy Clinical Development Program 14

Multiple System Atrophy (MSA) is a Rare, Highly Debilitating and Rapidly Progressive Neurodegenerative Disorder

Altherity THERAPEUTICS

- Clinical impairments include
  - Motor: Parkinsonism, uncoordinated movements, balance problems/falls
  - Autonomic dysfunction: Reduced ability to maintain blood pressure, control bladder and bowel function
- 60% require use of wheelchair within 5 years
- Median survival 7.5 years after symptom onset
- Excess brain iron correlates with disease severity



Sexual dysfunction
Urinary dysfunction
REM sleep behavior disorder
Orthostatic hypotension
Stridor
Parkinsonism
Cerebellar features
Multidomain autonomic failure
Pyramidal signs
Recurrent falls
Indwelling catheter
Frontal executive dysfunction
Unintelligible speech
Gastrostomy
Tracheostomy
Bronchopneumonia
Uroseptic fever
Sudden death
Death can occur
Clinically Established MSA
Premotor MSA
Clinically Probable MSA
0
3
6
9
Years

Sources: Fanciulli, Wenning. NEJM 2015 | Wenning, et al. Mov Disorders 2022 | Coon, et al. Brain 2015 | Claassen,et al. Mov Disorders 2021

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Completed Phase 1 with Favorable Safety Profile • Achieved drug concentrations associated with efficacy in animal models • Adverse Events (AEs) • No SAEs or AEs leading to withdrawal • All AEs were mild to moderate in severity with headache as the most common • No significant findings observed in vital signs, clinical labs or 12 - lead ECGs • Favorable cardiovascular safety profile 16 - 20 - 10 0 10 20 SBP (mmHg) Standing - Supine Placebo 100 mg bid 200 mg bid 250 mg bid 250 mg bid >65 No effect on BP with Standing Source: Phase 1 clinical trial; Alterity data on file 0 50 250 100 150 200 CSF (ng/mL) 0 50 100 150 200 Plasma (unbound, ng/mL) r 2 =0.72 Plasma and CSF 1.5 hours post dose Plasma and CSF 11 hours post dose ATH434 Levels at Steady - State 250

bioMUSE: Natural History Study in MSA

Design	• Observational
Objectives	• Design and de-risk Phase 2 • Identify biomarker endpoints for treatment study
Population	• Early-stage MSA patients similar to Phase 2 population • ~20 participants
Observation Period	• 12 months
Biomarkers	• MRI: Iron (QSM/R2*), glial pathology (MRS), neuromelanin, regional blood flow • Fluid: NfL protein (CSF, plasma), Aggregating α-synuclein (CSF), phos-α-synuclein (skin) • Wearable movement sensors
Clinical Endpoints	• Clinical: Motor exam, autonomic function, activities of daily living, global measures of severity and change (clinician, patient) • Functional: Timed Up and Go, 2 min Walk Test

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bioMUSE Natural History Study

Design and De-risk Phase 2

Alterity THERAPEUTICS

Optimize Patient Selection

Assess Endpoints with Precision

Pilot Clinical Measures

Advanced MRI methods



Identify "iron signature" in early MSA vs. PD

α-synuclein in CSF


1000000
100000
10000
1000
100
Fluorescence
Time →
PD
MSA

Differentiation of early MSA from PD

Wearable Sensors


Walking Time (min)
Days
1-60
61-120
121-180
181-240
241-300
301-360

Quantitative assessment of motor performance

Urinary Symptom Profile


Figure 1. Subscores by Severity
8.4
3
2.62
OAB
LS
SUI
USP Subscore Averages

Demonstrated utility in early MSA

New MRI Template



Improve precision of iron quantification by MRI

Iron distribution in MSA


BM06
Number of voxels
Iron/voxel

Novel strategies for measuring brain iron in individual regions

Sources: Presentations/Posters on file, including Claassen et al, MDS Conference 2021 and 2022.

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ATH434 - 201: Randomized Phase 2 Clinical Trial in Early - Stage MSA • Randomized, double - blind, placebo controlled Design • Assess efficacy and safety of ATH434 in participants with MSA • Assess target engagement based on imaging and fluid biomarkers Objectives • Early - stage MSA: ambulatory with biomarker evidence of MSA Population • N=60 at up to 30 sites in ANZ, Europe and the U.S. Sample Size • 12 months • Three arms: Two dose levels of ATH434 or placebo Treatment • Change in iron content as measured by brain MRI Primary Endpoint • Clinical: Activities of daily living inventory (UMSARS I), motor exam, autonomic function • Additional imaging biomarkers, fluid biomarkers (aggregating α - synuclein, NfL protein), wearable sensor measures Secondary Endpoints 19

ATH434 - 201 Phase 2 Design and Primary Endpoint Primary Endpoint: Change in Brain Iron on MRI R² = 0.63 0.30 0.25 0.20 0.15 0.10 0.05 0.00 Iron Content (GPe) 0 20 40 60 80 Unified MSA Rating Scale BioMUSE Natural History Study Demonstrates Brain iron correlates with disease severity in MSA Source: Claassen, et al. Mov Disorders 2021 20

Patient Specific “Map” to Evaluate Primary Endpoint with Precision Iron Distribution Distribution of brain iron varies among MSA patients Age Patient’s age determines the specific areas with increased iron Patient Map Generates patient specific “map” to track ATH434 effect 21 ATH434 targets increased iron in patient - specific Region of Interest 0 300 Iron content [ppb] Source: Data on file

ATH434 - 202: Phase 2 Biomarker Trial in MSA • Single arm, open - label Design • Assess target engagement based on imaging and fluid biomarkers • Assess efficacy and safety of ATH434 in participants with MSA Objectives • Clinically Established (advanced) MSA with biomarker evidence of disease Population • N=15 Sample Size • 12 months Treatment • Change in iron content as measured by brain MRI Primary Endpoint • Clinical: Activities of daily living inventory (UMSARS I), motor exam, autonomic function • Additional imaging biomarkers, fluid biomarkers (aggregating α - synuclein, NfL protein) Secondary Endpoints 22

Significant Commercial Opportunity in Treating Multiple System Atrophy 23 Severely debilitating illnesses with no current treatments are ripe for new entrants targeting underlying pathology of the disease. Substantial Unmet Need Motivated by efficacy of treating the underlying disease and not just the symptoms, clinicians intend to offer ATH434 to most of their patients with MSA. Strong Intent to Prescribe Twice daily oral administration of ATH434 preferred by physicians Ease of Use Inhibition of protein aggregation is a novel mechanism of action that may prove to impact more than motor symptoms. Unique MOA up to $US1.1 Billion Potential U.S. annual peak sales for ATH434 in MSA Source: Survey of U.S. neurologists, updated 2023

Alterity: Poised for Progress

Alterity THERAPEUTICS

- Targeting Orphan disease with no approved treatments
- Two Phase 2 clinical trials ongoing
  - Double-blind trial enrolling globally
  - Biomarker trial enrolling in U.S.
- bioMUSE Natural History Study de-risking Phase 2
- Development team with multiple FDA approvals
- Drug discovery generating patentable compounds as next generation therapies
- Cash balance of $16.7 M AUD as of 30 Sept 2023
  - $4.8M AUD Placement plus SPP announced in November 2023

Clinical Milestones

ATH434-201 Phase 2 Double-Blind Trial

- ✓ Q1 2023: First Patients Dosed in U.S. and Europe
- ✓ Q2 2023: First Patient Dosed in Australia
- ✓ Q3 2023: DMC recommends continuing trial as planned
- ✓ October 2023: Closed Screening
- ✓ November 2023: Complete Enrollment
- Q4 2024: Study Complete

ATH434-202 Phase 2 Biomarker Trial

- ✓ Q2 2023: Initiate Trial
- H1 2024: Preliminary Data

MSA Natural History Study

- ✓ Q2 2023: Diagnostic Precision Data
- Q4 2023: Present new biomarker data

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Preliminary Data from ATH434 - 202 Open Label Biomarker Trial Study Complete ATH434 - 201 Phase 2 Trial Jan 25 Dec 24 Nov 24 Oct 24 Sep 24 Aug 24 July 24 Jun 24 May 24 Apr 24 Mar 24 Feb 24 Jan 24 Dec 23 Nov 23 Oct 23 Key Milestones Enrollment Complete ATH434 - 201 Phase 2 Trial Data with ATH434 in Monkey Model of Parkinson’s Disease bioMUSE Data